UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) August 24, 2007

PORTLAND GENERAL ELECTRIC COMPANY

(Exact name of registrant as specified in its charter)

Oregon	**Commission File Number**	**93-0256820**
(State or other jurisdiction of incorporation or organization)	1-5532-99	(I.R.S. Employer Identification No.)

121 SW Salmon Street, Portland, Oregon 97204

(Address of principal executive offices) (zip code)

Registrant's telephone number, including area code: **(503) 464-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 8 - Other Events

Item 8.01 Other Events.

Refunds on Wholesale Market Transactions - Pacific Northwest

As previously reported by Portland General Electric Company (PGE or the Company) in its Annual Report on Form 10-K for the year ended December 31, 2006, Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2007 and June 30, 2007 and other reports on file with the Securities and Exchange Commission, on July 25, 2001, the Federal Energy Regulatory Commission (FERC) called for a preliminary evidentiary hearing to explore whether there may have been unjust and unreasonable charges for spot market sales of electricity in the Pacific Northwest from December 25, 2000 through June 20, 2001. During that period, PGE both sold and purchased electricity in the Pacific Northwest. In September 2001, upon completion of hearings, the appointed administrative law judge issued a recommended order that the claims for refunds be dismissed. In December 2002, the FERC re-opened the case to allow parties to conduct further discovery. In June 2003, the FERC issued an order terminating the proceeding and denying the claims for refunds. In July 2003, multiple parties filed requests for rehearing of the June 2003 FERC order. In November 2003 and February 2004, the FERC issued orders that denied all pending requests for rehearing. Parties appealed various aspects of these FERC orders to the U.S. Ninth Circuit Court of Appeals (Ninth Circuit).

On August 24, 2007, the Ninth Circuit issued its order on this appeal, concluding that the FERC failed to adequately explain how it considered or examined new evidence showing intentional market manipulation in California and its potential ties to the Pacific Northwest and that the FERC should not have excluded from the Pacific Northwest refund proceeding purchases of energy made by the California Energy Resources Scheduling (CERS) division in the Pacific Northwest spot market. The Ninth Circuit remanded the case to the FERC (i) to address the new market manipulation evidence in detail and account for it in any future orders regarding the award or denial of refunds in the proceedings, (ii) to include sales to CERS in its analysis, and (iii) to further consider its refund decision in light of related, intervening opinions of the court. The Ninth Circuit offered no opinion on the FERC's findings based on the record established by the administrative law judge and declined to reach the merits of the FERC's ultimate decision to deny refunds.

Management cannot predict the ultimate outcome of this matter.

Information Regarding Forward-Looking Statements

This current report includes forward-looking statements. PGE based these forward-looking statements on its current expectations and projections about future events in light of its knowledge of facts as of the date of this current report and its assumptions about future circumstances. Forward-looking statements in this report on Form 8-K include statements regarding actions that may be taken by the FERC, the outcome of the proceedings described above, and the effect of such outcome on PGE. Investors are cautioned that any such forward-looking statements are subject to risks and uncertainties. As a result, actual results may differ materially from those projected in the forward-looking statements. The Company assumes no obligation to update any such forward-looking statement. Prospective investors should also review the risks and uncertainties listed in the Company's most recent Annual Report on Form 10-K and the Company's reports on Forms 8-K and 10-Q filed with the Securities and Exchange Commission, including Management's Discussion and Analysis of Financial Condition and Results of Operations and the risks described therein from time to time.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


PORTLAND GENERAL ELECTRIC COMPANY
(Registrant)


Date: August 29, 2007   By: /s/ James J. Piro

James J. Piro
Executive Vice President, Finance
Chief Financial Officer and Treasurer